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December 30, 2016

VIA EDGARAND ELECTRONIC MAIL

Tiffany Piland Posil

Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Edgewater Technology, Inc. (“Edgewater” or the “Company”)
Preliminary Consent Statement on Schedule 14A (“Consent Statement”)
Filed on December 22, 2016 by Ancora Catalyst Fund LP, et al.
File No. 000-20971

Dear Ms. Posil:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 29, 2016 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, Ancora Catalyst Fund LP (together with the other participants in the solicitation, “Ancora”), and we provide the following responses on Ancora’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Consent Statement.

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. Please qualify the following types of statements as your belief in future filings, and provide supplemental support for these particular statements with your response:
o	“… the lack of effective oversight by the Board ….”

Ancora acknowledges the Staff’s comment and has rephrased the statement to clearly indicate that such statement is Ancora’s belief. On a supplemental basis, Ancora offers the Staff the following support for its opinion that there is a lack of effective oversight at the Company by the Board. In Ancora’s opinion, the Board has failed in its oversight of senior management, particularly the Company’s Chief Executive Officer Shirley Singleton and Chief Technology Officer David Clancey, by consistently rewarding these two individuals with high levels of compensation, representing a disproportionate share of the Company’s earnings, as demonstrated by the table on page 11 of the Consent Statement. Furthermore, as shown in the table on page 10 of the Consent Statement, these outsized levels of compensation paid to CEO Singleton and CTO Clancey coincided with the underperformance of the Company’s stock price when compared to a peer group which includes all North American publicly-traded IT consulting companies (excluding only OTC traded stocks).

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December 30, 2016

Additionally, Ancora advises the Staff on a supplemental basis that in its discussions with industry contacts, including potential suitors of the Company, Ancora learned that the Board failed to form an independent committee of directors to evaluate and manage the Company’s nearly year-long formal review of strategic alternatives, which resulted in the CEO and Edgewater management being the primary points of contact during the Company’s strategic process that failed to achieve any result other than a renewed commitment by the Board to what Ancora believes is the Company’s failed existing strategy. Ancora did not reference this flaw in the Company’s strategic process in its Consent Statement but intends to do so at a future point.

o	“… the Board has failed to hold senior management accountable and has generally failed to effectively oversee the business in a manner that adequately protects stockholder value ….”

Ancora acknowledges the Staff’s comment and has rephrased the statement to clearly indicate that such statement is Ancora’s belief. On a supplemental basis, Ancora offers the Staff the following support for its opinion that the Board has failed to hold senior management accountable and has generally failed to effectively oversee the business in a manner that adequately protects stockholder value. As previously discussed, the Board has engaged in a practice of disproportionate pay to the CEO and CTO despite the Company’s underperformance, including Edgewater’s poor operating performance relative to its peers. From 2011 through September 30, 2016. Please see the tables demonstrating Edgewater’s EBIT and EBITDA relative to its peers and declining consultant utilization rate on page 10 of the Consent Statement. In addition, since 2007, the Board has renewed the CEO and CTO’s employment agreements in successive three-year intervals, and recently renewed the CEO and CTO contracts for another twelve month period despite being aware of Ancora’s legitimate concerns.

o	“… these two executives, who make minimal contributions to driving revenue and client relationships ….”

Ancora acknowledges the Staff’s comment and has rephrased the statement to clearly indicate that such statement is Ancora’s belief. On a supplemental basis, Ancora offers the Staff the following support for its opinion that the CEO Singleton and CTO Clancey have made minimal contributions to Edgewater’s revenues and client relationships. During its discussions with Edgewater’s CFO Timothy Oakes and other industry professionals, Ancora has heard that the Company’s Ranzal (Oracle) practice and the Fullscope (Microsoft) practice (including related software revenues) account for nearly 85-90% or more of Edgewater’s revenues. Both the Ranzal and Fullscope businesses were acquired by Edgewater and are run as independent silos with their own dedicated staff (including consultants and sales & marketing staff). Further, both the Ranzal and Fullscope businesses are physically located outside of the Company’s Massachusetts headquarters. Since the CEO and CTO are not involved in managing either of the Company’s two primary lines of business, Ancora believes there is strong support for its assertion that Ms. Singleton and Mr. Clancey’s contributions to Edgewater’s revenues and client relationships were minimal.

2.	Please confirm that should you nominate substitute or additional nominees, you will file an amended consent statement that (1) identifies the substitute or additional nominees, (2) discloses whether such nominees have consented to being named in the revised consent statement and to serve if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

December 30, 2016

Ancora acknowledges the Staff’s comment and confirms to the Staff that should Ancora nominate substitute or additional nominees, Ancora will file an amended consent statement that (1) identifies the substitute or additional nominees, (2) discloses whether such nominees have consented to being named in the revised consent statement and to serve if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

3.	Please revise to clarify the effect of marking the “Against Consent” or “Abstain” box on the consent card.

Ancora acknowledges the Staff’s comment and has revised the Consent Statement to clarify that marking the “Against Consent” or “Abstain" will have the effect of rejecting the proposals set forth therein. Please see page 4 of the Consent Statement.

4.	It appears that you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the company’s consent revocation statement. Please note that we believe reliance on Rule 14a-5(c) before distribution of the company’s consent revocation statement to stockholder would be inappropriate. If the participants plan to disseminate their consent statement prior to the distribution of the company’s consent revocation statement, the participants must undertake to provide any omitted information to stockholders in the form of a proxy supplement. Please advise as to the participants’ intent in this regard.

Ancora acknowledges the Staff’s comment. In the event that the Company has not filed a consent revocation statement, if any, by the time Ancora disseminates its definitive consent solicitation statement, Ancora intends to incorporate by reference in its definitive consent solicitation statement the information disclosed by the Company in its definitive proxy statement on Schedule 14A filed on April 25, 2016 in connection with the Company’s 2016 Annual Meeting held on June 15, 2016, and any relevant public disclosure by the Company thereafter. In addition, Ancora intends to supplement its consent solicitation statement to update such information, as necessary and file revised definitive materials with the Commission if and when the Company files its consent revocation statement.

Sincerely,

/s/ Aneliya S. Crawford

Aneliya S. Crawford

cc:	Joseph Spidalieri, Ancora Advisors, LLC Steve Wolosky, Olshan Frome Wolosky LLP